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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3368 tel 852 2533 1768 fax james.lin@davispolk.com	William F. Barron* Bonnie Chan* Karen Chan † Paul K. Y. Chow* † James C. Lin*	Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham †
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

March 29, 2018

Re:	CNFinance Holdings Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Dear Sir/Madam,

On behalf of CNFinance Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States by the Company of the Company’s American Depositary Shares (“ADSs”) representing its ordinary shares. The ADSs are expected to be listed on the New York Stock Exchange or Nasdaq Stock Market. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company expects to file a preliminary prospectus with a price range and commence the offer in July 2018.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed draft Registration Statement is being submitted to the Staff in draft form and on a confidential basis.

The Company respectfully advises the Commission that it has included in the draft Registration Statement the audited consolidated statement as of and for the years ended December 31, 2016 and December 31, 2017 in the name of Sincere Fame International Limited and its subsidiaries. The Company further respectfully advises the Commission that it went through certain corporate restructuring post December 31, 2017 and the Company became the holding company of the group through share exchanges with the shareholders of Sincere Fame International Limited as a result of such corporate restructuring in March 2018. The Company intends to promptly include in its subsequent registration statement the audited consolidated financial statement in the name of the Company.

An affiliate of Davis Polk & Wardwell LLP with offices in:

New York    |    Menlo Park    |    Washington DC    |    London    |    Paris     |    Madrid    |    Tokyo    |    Beijing

Securities and Exchange Commission	2	March 29, 2018

If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 (james.lin@davispolk.com) or my colleague Li He at +86-10-8567-5005 (li.he@davispolk.com).

Yours sincerely,

/s/ James C. Lin

James C. Lin

cc:	Mr. Bin Zhai, Chief Executive Officer

Mr. Ning Li, Chief Financial Officer

CNFinance Holdings Limited

Mr. David T. Zhang, Esq.

Mr. Steve Lin, Esq.

Mr. Meng Ding, Esq.

Kirkland & Ellis International LLP

Mr. Ivan Li, Partner

KPMG Huazhen LLP

Mr. Paul Manos, Partner

KPMG USCMG LLC US